Exhibit 99.2

		New York Northern California Washington DC São Paulo London	Madrid Tokyo Beijing Hong Kong Brussels

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

February 24, 2026

PDR Services LLC

c/o NYSE Holdings LLC

11 Wall Street

New York, New York 10005

Ladies and Gentlemen:

State Street® SPDR® Dow Jones Industrial Average® ETF Trust, a unit investment trust organized under the laws of the State of New York (the “Trust”), is filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 32 to the Trust’s registration statement (“Post-Effective Amendment No. 32”) in connection with the continued issuance by the Trust of an indefinite number of units of fractional undivided interest in the Trust (“Units”) pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

We, as your counsel, have examined such documents and such matters of fact and law that we have deemed necessary for the purpose of rendering the opinion expressed herein. Based on the foregoing, we advise you that, in our opinion, when the Units have been duly issued and delivered against the consideration therefor in accordance with the terms of the Trust Documents (as defined below), the Units will be validly issued, fully paid and non-assessable.

In rendering this opinion, we have assumed the due authorization, execution and delivery by PDR Services LLC, as sponsor of the Trust, and State Street Bank and Trust Company, as trustee of the Trust from January 14, 1998 to June 16, 2017, and State Street Global Advisors Trust Company, as trustee of the Trust from June 16, 2017 through the date of this letter, as applicable, of (i) the Standard Terms and Conditions of Trust of the Trust dated as of January 1, 1998 (the “Standard Terms”), (ii) the Trust Indenture and Agreement into which the Standard Terms are incorporated (the “Indenture”) and (iii) each amendment to the Standard Terms and the Indenture (collectively, the “Trust Documents”), in each case in the form filed with the Commission via the Electronic Data Gathering, Analysis and Retrieval System.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America.

This opinion is rendered solely to you in connection with Post-Effective Amendment No. 32. This opinion may not be relied upon by you for any other purpose or relied upon by any other person without our prior written consent.

PDR Services LLC	2	February 24, 2026

We hereby represent that Post-Effective Amendment No. 32 does not contain disclosures that would render it ineligible to become effective immediately upon filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended (the “Securities Act”).

We hereby consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 32 and further consent to the reference to our name under the caption “Legal Opinion” in the Prospectus which is a part of Post-Effective Amendment No. 32. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP